EXHIBIT 12.1

National General Holdings Corp.
Computation of Ratio of Earnings to Fixed Charges
(Amounts in Thousands)

	Fiscal Year Ended
	2015	2014	2013	2012	2011
Earnings
Pretax income from continuing operations before adjustment for income or loss from equity investees	$164,590	$127,443	$52,257	$46,353	$48,655
Fixed charges	28,885	17,736	2,042	1,787	1,994
	$193,475	$145,179	$54,299	$48,140	$50,649
Less:
Interest capitalized	$—	$—	$—	$—	$—
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	132	(2)	82	—	14
	132	(2)	82	—	14
Total Earnings	$193,343	$145,181	$54,217	$48,140	$50,635

Fixed Charges:
Interest expensed and capitalized, and amortized premiums, discounts and capitalized expenses related to indebtedness	28,885	17,736	2,042	1,787	1,994
Expense of the interest within rental expense(1)	—	—	—	—	—
Total Fixed Charges	$28,885	$17,736	$2,042	$1,787	$1,994
Ratio of Earnings to Fixed Charges	6.69	8.19	26.55	26.94	25.39

(1) Deemed to be immaterial